

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 12, 2019

B. Judd Hartman
General Counsel
PPD, Inc.
929 North Front Street
Wilmington, North Carolina 28401

> **Re: PPD, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted November 12, 2019**
> **CIK No. 0001793294**

Dear Mr. Hartman:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted November 12, 2019

Prospectus Summary, page 1

1.   Please provide a summary description of the reorganization and recapitalization transactions which occurred from May 2017 through May 2019. Succinctly explain how these transactions affected your sponsors' ownership interests in the company and increased your indebtedness to its current levels. In doing so, please acknowledge the current and continued control that your sponsors, individually and collectively, will have over you by way of their respective levels of ownership of common stock.

Summary Consolidated Financial Information, page 11

2. We presume you present Credit Adjusted EBITDA as a Non-GAAP financial measure because the financial covenant is material to your credit agreement. Referencing footnote (7) on page 13, your description of Credit Adjusted EBITDA suggests such measure should be viewed as a performance measure that is used by management. Please tell us and clarify the disclosure to explain if Credit Adjusted EBITDA is used by management as a liquidity measure as opposed to a performance measure. Assuming your credit agreement is a material agreement, the covenant is a material term of the credit agreement and is material to an investor's understanding of the company's financial condition and/or liquidity, please also consider disclosing in MD&A:

    • the material terms of the credit agreement including the covenant;
    • the amount or limit required for compliance with the covenant; and
    • the actual or reasonably likely effects of non-compliance with the covenant on the company's financial condition and liquidity

    Please refer to Item 10(e)(1)(i)(D) of Regulation S-K and Compliance Disclosure and Interpretation on Non-GAAP Financial Measures, revised April 4, 2018, Question 102.09.

3. Referencing footnote (c) on page 15, please explain the reason that the adjustment Other Compensation Expense should be excluded in the determination of Adjusted EBITDA and Adjusted Net Income. We note this expense represents recurring incentive compensation bonuses paid in cash to the company's named executive officers and senior management as part of the Senior Executive Incentive Compensation Plan (SEICP). These bonuses appear to be normal, recurring cash operating expenses necessary to operate your business. Please refer to Item 10(e) of Regulation S-K and Compliance and Discussion Interpretations on Non-GAAP Financial Measures, updated April 4, 2018, Question 100.01.

We are a holding company with no operations, page 37

4. We note disclosure that you are a holding company with no material direct operations and no material assets other than ownership of the capital stock of your subsidiaries. In an appropriate section of the filing, please clearly disclose your corporate structure including naming all of your subsidiaries. Please consider including a chart if it is helpful to the discussion. See Item 101(a) of Regulation S-K.

Our amended and restated bylaws, page 42

5. Your disclosure states that your forum selection provisions do not apply to actions arising under the Exchange Act and acknowledges uncertainty as to the enforceability of these provisions if applied to Securities Act claims. Please revise to further disclose that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Use of Proceeds, page 47

6. If the indebtedness to be discharged was incurred within one year, describe the use of the proceeds of such indebtedness other than short-term borrowings used for working capital. Please refer to Instruction 4 to Item 504 of Regulation S-K. To the extent that your sponsors or their affiliates will receive a portion of the proceeds of the offering that are used to discharge indebtedness, please disclose that fact here and in the Certain Relationships and Related Party Transactions and Summary sections of the document.

Dividend Policy, page 48

7. Please revise to describe the ability of your sponsors to control your dividend payments. In this regard, please also disclose that you paid a special dividend of $1.086 billion to your stockholders in May 2019.

Intellectual Property, page 109

8. We note disclosure that you rely on patent, trademark, and copyright laws to protect your intellectual property. With respect to material patents, please describe the scope of your most significant patents and when they will expire. If you do not believe you hold any material patents, please revise your disclosure accordingly.

Principal Stockholders, page 160

9. Please disclose the natural persons who exercise sole or shared voting and/or dispositive powers with respect to the shares held by H&F Investors, Blue Spectrum Investor and GIC Investor.

Consolidated Statements of Stockholders' Deficit and Redeemable Noncontrolling Interest, page F-6

10. Please explain to us how you computed the adjustment to paid-in-capital and accumulated deficit for the recapitalization shares issuances and redemptions, respectively. In this regard, please also explain why a share issuance would result in an adjustment to accumulated deficit.

11. We note a series of adjustments that increase accumulated deficit relating to payments or potential future payments related to your recapitalization. We also note that the recapitalization adjustment related to the investment portfolio liability was also reflected as an adjustment to net income available to common stockholders of PPD, Inc. For each other adjustment to accumulated deficit relating to the recapitalization, please advise your basis for excluding the adjustment in the computation of net income available to common shareholders.

Note 2. Recapitalization Transaction, page F-22

12.   You state "...the Company recognized $52.2 million of stock-based compensation expense for the vesting and cash settlement of initial PPD Options." We interpret such statement to mean your Statement of Operations included stock compensation expense for this amount. However, we note on page F-6 that $52.2 million of Recapitalization cash option settlement was recognized as a reduction to Paid-in-Capital. Please clarify where in the financial statements you classified the $52.2 million of stock-based compensation expense. If included in the Statement of Operations, please explain the nature of the adjustment to Paid-in-Capital and provide the complete journal entries to record the PPD Option Consideration and the Special Cash Bonuses.

Recapitalization Investment Portfolio Liability, page F-23

13.   You indicate that the initial recognition of the "Recapitalization Investment Portfolio Liability" resulted in an increase to your accumulated deficit in accordance with the accounting guidance for contingent consideration for an equity transaction. Please explain in detail the authoritative GAAP source for recapitalization accounting that you relied upon, your rationale for characterizing such potential payments as contingent consideration and the GAAP support for your accounting of such potential payments as contingent consideration for an equity transaction. Please be detailed in your analysis. We may have further comment.

Note 7. Other Investments, page F-39

14.   We note from page F-15 that you record changes in the fair value of the "other" investments in limited partnerships as a component of gain (loss) on investments in the statement of operations. We also note from page F-23 that the Pre-Closing Holders are entitled to receive the Recapitalization Investment Portfolio Liability and that initial recognition and changes in the Recapitalization Investment Portfolio Liability are recorded directly to accumulated deficit. We finally note from the above referenced disclosure that Avuen and venBio are recorded at fair value and comprise the majority of the Company's Investment Portfolio from the Recapitalization. It appears from your description that the change in the fair value of such investments accrues to the Pre-Closing Holders as opposed to post-closing shareholders. Please explain in detail what consideration you gave to classifying the adjustment to the Recapitalization Investment Portfolio Liability in the Statement of Operations similar to recognition of the related fair value adjustment relating to such investments.

Note 9. Goodwill and Intangible Assets, net, page F-42

15.   Your disclosure under this heading indicates one reporting unit's expected cash flows decreased in 2016 and 2018 due to lower forecasted margin and identifies a different reporting unit whose expected cash flows decreased in 2017 due to lower forecasted margins. You state that both reporting units are part of your Clinical Development

Services segment. You also provide disclosure regarding the fair value of Reporting Unit A which is not defined. We are unclear on how the cited items of disclosure are related to the fair value disclosure of Reporting Unit A. If our understanding is unclear, please explain. Otherwise, please review the disclosure with a view toward clarification.

Note 6. Special Cash Dividend and Option Modifications, page F-89

16. Please provide the journal entry(s) and related description to record the special cash bonus of $43.7 million, compensation expense and any future journal entries. Please explain how you calculated compensation expense of $13.1 million for the six months ended June 30, 2019 and the reduction to paid-in-capital for $14.7 million on page F-77. Please ensure your explanation of present and future journal entry(s) is consistent with your disclosure regarding the special cash dividend and option modification.

17. Please explain in detail how you calculated the allocation between Paid-in-Capital and Accumulated Deficit of $87.987 million and $1.048 billion related to the line item entitled "Return of capital and special dividend to stockholders."

General

18. Please update your financial statements to September 30, 2019 in accordance with Item 8-08 of Regulation S-X.

19. We note references throughout your prospectus to third-party sources (including references to awards and other recognition received from various organizations). Please provide copies of these source materials to us, appropriately marked to highlight the sections relied upon and cross-referenced to your prospectus. If you funded or were otherwise affiliated with any of the studies or reports you cite, please disclose this fact. Please also tell us whether these reports and articles are publicly available without cost or at a nominal expense to investors. Lastly, please ensure that all graphics, and related source information, are legible to readers.

You may contact Robert Shapiro at (202) 551-3273 or Jim Allegretto at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Mara Ransom at (202) 551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: William Brentani